

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 3, 2017

<u>Via E-mail</u>
Timothy J. Romenesko
Vice Chairman and Chief Financial Officer
AAR Corp.
One AAR Place, 1100 N. Wood Dale Road
Wood Dale, IL 60191

     Re: **AAR Corp.**
              10-K for Fiscal Year Ended May 31, 2016
              Filed July 13, 2016
              File No. 1-06263

Dear Mr. Romenesko:

     We refer you to our comment letter dated April 7, 2017, regarding business contacts with Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Cecilia Blye

                Cecilia Blye, Chief
                Office of Global Security Risk

cc: Anne Parker
       Assistant Director
       Division of Corporation Finance

       Eric Pachapa
       Vice President and Chief Accounting Officer
       AAR Corp.